Exhibit 99.1

International Royalty Corporation

Consolidated Financial Statements
For the nine months ended September 30, 2007 and 2006
(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation
Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	September 30,	December 31,
	2007	2006
Assets
Current assets
Cash and cash equivalents	$1,214	$11,575
Restricted cash	444	354
Royalties receivable	11,814	7,751
Prepaid expenses and other current assets	252	292
	13,724	19,972
Royalty interests in mineral properties (note 3)	301,566	240,168
Furniture and equipment	130	153
Investments (note 4)	1,222	-
Other assets	2,346	2,438
	$318,988	$262,731
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$4,571	$2,072
Revolving credit facility (note 5)	1,300	-
Senior secured debentures (note 6)	26,003	22,028
Future income taxes (note 8)	64,267	64,148
	96,141	88,248
Shareholders’ Equity (note 7)
Common shares
Authorized
Unlimited common shares without par value
Issued
68,076,856 (2006 – 58,008,448) common shares	208,204	166,173
Contributed surplus	8,190	5,985
Retained earnings	6,256	2,325
Accumulated other comprehensive income (note 4)	197	-
	222,847	174,483
	$318,988	$262,731

Commitments and contingencies (note 3)
Subsequent events (note 9)

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Revenues
Royalty revenues	$13,738	$8,357	$37,123	$10,819
Other (note 4)	-	-	849	-
	13,738	8,357	37,972	10,819

Expenses
Amortization	3,298	2,535	7,737	3,678
Business development expense	259	146	885	393
General and administrative	1,471	1,414	4,658	3,768
Impairment of royalty interests in mineral
properties (note 3)	567	14	1,418	330
Royalty taxes	2,634	1,589	7,121	2,026

	8,229	5,698	21,819	10,195

Earnings from operations	5,509	2,659	16,153	624

Other income (expense)
Foreign currency loss	(1,872)	2	(3,585)	(205)
Interest expense and bank fees (note 6)	(817)	(593)	(2,993)	(1,746)
Interest income	27	40	132	258

	(2,662)	(551)	(6,446)	(1,693)

Earnings (loss) before income taxes	2,847	2,108	9,707	(1,069)

Current income tax expense	2,866	-	2,866	-
Future income tax expense (recovery) (note 8)	(1,432)	602	883	(9,792)
	1,434	602	3,749	(9,792)
Net earnings	$1,413	$1,506	$5,958	$8,723

Basic and diluted earnings per share	$0.02	$0.03	$0.09	$0.15

Basic weighted average shares outstanding	68,056,138	57,349,675	66,173,951	57,188,341
Diluted weighted average shares outstanding	69,897,522	58,189,691	68,055,537	57,929,437

International Royalty Corporation
Consolidated Statements of Retained Earnings

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Retained earnings (deficit) at beginning of period	$5,864	$(2,136)	$2,325	$(9,353)
Net earnings for the period	1,413	1,506	5,958	8,723
Dividends	(1,021)	-	(2,027)	-

Retained earnings (deficit) at end of period	$6,256	$(630)	$6,256	$(630)

Consolidated Statements of Comprehensive Income

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Net earnings for the period, before
comprehensive income	$1,413	$1,506	$5,958	$8,723
Unrealized gain (loss) on available for sale
investments (note 4)	(561)	-	235	-
Future tax effect on unrealized (gain) loss	90	-	(38)	-

Comprehensive income	$942	$1,506	$6,155	$8,723

International Royalty Corporation
Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Cash flows from operating activities
Earnings for the period	$1,413	$1,506	$5,958	$8,723
Items not affecting cash
Depreciation and amortization	3,309	2,544	7,768	3,703
Impairment of royalty interest in mineral
properties	567	14	1,418	330
Accretion of debenture discount and
financing charges	248	222	732	656
Future income tax expense (recovery)	(1,432)	602	883	(9,792)
Unrealized foreign currency loss	2,251	22	4,429	799
Stock-based compensation expense	340	222	1,020	664
Other operating income	-	-	(849)	-
Changes in non-cash working capital
Increase in royalties receivable	(1,134)	(5,112)	(3,998)	(6,655)
Decrease in prepaid expenses and other
current assets	116	53	42	59
Increase in other assets	(127)	-	(132)	(70)
Increase (decrease) in accounts payable and
accrued liabilities	1,976	(147)	1,864	(165)
	7,527	(74)	19,135	(1,748)
Cash flows from investing activities
Acquisition of royalty interests in mineral
properties, net of royalties received (note 3)	(3,070)	302	(70,495)	(9,948)
Restricted cash	(5)	780	(24)	1,494
Proceeds from short-term investments	-	1,699	-	1,779
Other assets	(85)	-	(722)	-
Other investing activities	(1)	(2)	(9)	(59)
	(3,161)	2,779	(71,250)	(6,734)
Cash flows from financing activities
Proceeds from unit offering, net of issuance
costs	-	-	35,659	-
Proceeds from exercise of warrants and stock
options	391	110	6,822	396
Revolving credit facility	(4,400)	-	1,300	-
Dividends paid	(1,021)	-	(2,027)	-
	(5,030)	110	41,754	396
Increase (decrease) in cash and cash
equivalents	(664)	2,815	(10,361)	(8,086)
Cash and cash equivalents - beginning of
period	1,878	1,834	11,575	12,735
Cash and cash equivalents - end of period	$1,214	$4,649	$1,214	$4,649

See accompanying notes to the consolidated financial statements

International Royalty Corporation
Notes to Consolidated Financial Statements (unaudited)
September 30, 2007

1	Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included.

2	Significant accounting policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation described in note 2 to the consolidated financial statements for the fiscal year ended December 31, 2006, with the exception of the following standards which were adopted in 2007:

Financial Instruments

The Company has adopted CICA Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

Investments

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company’s investment in New Horizon Uranium (see note 4) has been classified as available for sale, and accordingly will be reported at fair market value.

Comprehensive Income

The Company has adopted CICA Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments, which are not included in net earnings (loss) until realized.

International Royalty Corporation
Notes to Consolidated Financial Statements (unaudited)
September 30, 2007

Transition Adjustment

The adoption of Section 3855 has an impact on the opening balance sheet of the Company. Financing charges related to the senior secured debentures (the “Debentures”) of $1,257,000 (net of amortization) at December 31, 2006 ($1,072,000 at September 30, 2007) previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective yield method. Under Section 3855, the Company is recording these charges as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method. The adjustment is reported as a reduction of the opening balances in other assets and senior secured debentures as of January 1, 2007. This change in presentation will have no impact on past or future earnings of the Company.

3	Royalty interests in mineral properties

	Balance at				Balance
	December				September 30,
(in thousands of US$)	31, 2006	Acquisitions	Impairments	Amortization	2007
Production stage:
Voisey’s Bay
Royalty	$220,635	$-	$-	$(7,144)	$213,491
Legacy Sand	-	12,035	-	-	12,035
Southern Cross	1,889			(430)	1,459
Meekathara	1,421	-	-	-	1,421
Williams Mine	1,130	-	-	(160)	970
Other	27	-	-	(3)	24
	225,102	12,035	-	(7,737)	229,400
Development stage:
Pascua	-	56,512	-	-	56,512
Gwalia	3,546	-	-	-	3,546
Belahouro	817	-	-	-	817
	4,363	56,512	-	-	60,875
Exploration stage:
Aviat One	2,211	-	-	-	2,211
Horizon	-	1,505	-	-	1,505
Tarmoola	1,486	-	-	-	1,486
South Laverton	912	-	-	-	912
Pinson	820	-	-	-	820
Other	5,274	501	(1,418)	-	4,357
	10,703	2,006	(1,418)	-	11,291
	$240,168	$70,553	$(1,418)	$(7,737)	$301,566

Acquisition of Pascua Royalty Interests

Over a series of closings during 2007, IRC has acquired a 32.1% interest in the Pascua Royalty from a private Chilean family. The Pascua Royalty is a sliding-scale royalty on the Pascua gold project in Chile

International Royalty Corporation
Notes to Consolidated Financial Statements (unaudited)
September 30, 2007

operated by Barrick Gold Corporation. The total cost of the acquisitions was $56.5 million in cash and transaction costs, including $3.1 million in the quarter ended September 30, 2007. In addition, IRC will make a one time payment of $4.0 million if gold prices exceed $550 per ounce for any six-month period within the first 36 months after commercial production and additional payments totalling $6.4 million if gold prices exceed $600 per ounce for any six-month period within the first 36 months after commercial production. The royalties are limited to the first 14 million ounces of gold produced from the Pascua after which the royalties will revert to the sellers (except with respect to the royalty interest obtained in the first closing (a 7.65% interest, or 23.8% of the total royalty acquired) IRC will retain 50% of the royalty after the first 14 million ounces of gold are produced). IRC has an option, within 36 months of the commencement of commercial production, to acquire up to 50% of the interest obtained in the remaining closings that would otherwise revert to the original royalty sellers, for up to $6.4 million. The Company also retains a right of first refusal to acquire additional royalty interests in the event the owners decide to further reduce their ownership.

The IRC royalties apply to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. The combined gold royalty is a linear sliding-scale NSR royalty ranging from 0.4725% at a gold price of $300 per ounce or below to 3.15% at a gold price of $800 per ounce. The royalty remains at 3.15% at gold prices above $800 per ounce.

The copper royalty is a 0.45% NSR royalty beginning in 2017. In addition IRC acquired rights to up to $1.0 million in fixed payments from the operator tied to production milestones.

Interest in Legacy Sand

On March 12, 2007 the Company completed the acquisition of a royalty (the “Legacy Royalty”) on the Legacy Sand Project (“Legacy”) in Nance County, Nebraska for US$12.0 million, including acquisition costs. The Legacy Royalty is styled as a production payment in its primary term, changing to a two percent of sales basis after 12 years. Legacy is a new operation which will produce a range of high-quality industrial sand products. The bulk of the initial output for this project will be supplied to the energy service sector as high-value proppant or “frac” sands used for oil and natural gas well stimulation. During the primary term, the Royalty will pay US$4.75 per short ton on the first 500,000 short tons per year produced and sold from the operation during years one through 12. After year 12, Legacy will pay a 2.0% gross royalty on all production with no tonnage cap. The seller will have the option in year 21 to repurchase the Royalty under predetermined terms.

Horizon and Belcourt Royalties

On April 5, 2007, the Company completed the purchase from private parties royalties on the Belcourt and Horizon coal projects in British Columbia, both operated by Peace River Coal Inc. Of the $2 million purchase price, $1.5 million was allocated to the Horizon property and $.5 million was allocated to the Belcourt property. In addition, the Company has agreed to make an additional $.8 million payment within 10 days of the announcement of a construction decision on the Belcourt property.

International Royalty Corporation
Notes to Consolidated Financial Statements (unaudited)
September 30, 2007

Pending royalty acquisitions

Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”). The value of the Common Shares has been included in other long-term assets at December 31, 2006 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western. On March 24, 2006, Western filed a notice to appeal the decision. On October 23, 2006, however, Western announced that it was unilaterally discontinuing the appeal but would be taking the position, in the circumstances in which the 1.0% royalty was entered into that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada. Accordingly Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code.

Limpopo

On May 15, 2007, the Company announces an agreement to acquire two platinum-palladium royalties in South Africa, subject to satisfactory due diligence and regulatory approvals. The agreement calls for consideration of $13.0 million in cash, and applies to two royalties on Lonmin Plc’s (“Lonmin”) Limpopo PGM project, located on the east limb of the Bushveld layered mafic intrusion complex, and comprising ores found in the Merensky and UG2 reefs.

Closing on this acquisition has been delayed pending clarification of certain title and contract issues with respect to the underlying royalty agreements.

Impairments

During the nine months ended September 30, 2007, the company impaired royalties on five diamond exploration properties, Jubilee, Bear, Peregrine, Jewel and Repulse Bay for a total impairment of $1,418,000.

International Royalty Corporation
Notes to Consolidated Financial Statements (unaudited)
September 30, 2007

4	Investments

New Horizon Uranium Corporation

In October 2005, the Company agreed to loan $200,000 to New Horizon Uranium Corporation (“NHU”), and since that time has provided selected financial and management services to NHU to assist NHU in the financing of its operations, in order to acquire a royalty interest in NHU’s operations. In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of Uranium by NHU. On April 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture Exchange (now New Horizon Uranium Corporation). Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company. The transaction has been recorded as other operating revenue on the Company’s books in the second quarter of 2007 in the amount of $849,000, the initial value of the shares as of April 12, 2007.

The investment in NHU has been classified as available for sale and the unrealized gain on the investment of $197,000 (net of taxes of $38,000) has been recorded as comprehensive income during the nine months ended September 30, 2007.

5	Revolving Credit Facility

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20 million. This amount was increased to $40 million on May 17, 2007. The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers’ acceptance, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The Company will pay a standby fee of 1% per annum on the undrawn amount of the Revolving Facility. The Revolving Facility is repayable in full on January 8, 2009.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

International Royalty Corporation
Notes to Consolidated Financial Statements (unaudited)
September 30, 2007

6	Financial Instruments

Fair value

The fair values of the Company’s cash and cash equivalents, restricted cash, royalty receivables and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures at September 30, 2007 was approximately $27.9 million.

Interest expense

Details of interest expense and bank fees were as follows:

(in thousands of US$)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Accretion of debenture discount and
financing charges	$248	$222	$732	$656
Cash interest expense	475	371	1,366	1,090
Commitment and standby fees	94	-	895	-
	$817	$593	$2,993	$1,746

7	Shareholders’ equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2006	58,008,448	$166,173
Exercise of initial financing warrants	469,042	1,207
Exercise of Williams mine warrants	384,000	988
Exercise of compensation warrants	89,736	68
Offering, net of expenses and tax impact	8,334,000	34,831
Exercise of stock options	40,000	227
Exercise of Warrants	751,630	4,710
Balance at September 30, 2007	68,076,856	$208,204

International Royalty Corporation
Notes to Consolidated Financial Statements (unaudited)
September 30, 2007

Activity in contributed surplus was as follows:

	Contributed
(in thousands of US$)	Surplus	Amount
Balance at December 31, 2006	6,044,778	$5,985
Exercise of initial financing warrants	(469,042)	(14)
Exercise of Williams mine warrants	(384,000)	(11)
Exercise of compensation warrants	(89,736)	(7)
Offering, net of expenses and tax impact	4,167,000	1,563
Exercise of stock options	(40,000)	(65)
Exercise of Warrants	(751,630)	(281)
Stock-based compensation expense	-	1,020
Balance at September 30, 2007	8,477,370	$8,190

Activity in accumulated other comprehensive income was as follows:

(in thousands of US$)	Amount
Balance at December 31, 2006	$-
Comprehensive income	235
Balance at September 30, 2007	$235

A summary of comprehensive income and retained earnings was as follows:

	September 30,	December 31,
	2007	2006
Unrealized gains on available for sale investments	$235	$-
Future tax effect on unrealized gains	(38)	-
Total comprehensive income	197	-
Retained earnings	6,256	2,325
	$6,453	$2,325

Offering

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company, after agents’ commission and expenses of the offering was CA$42,118,000, or $35,659,000. The Company has allocated the net proceeds of the offering between the Common Shares and the Warrants based upon their

International Royalty Corporation
Notes to Consolidated Financial Statements (unaudited)
September 30, 2007

relative fair values on the Closing Date. The fair value of the warrants were determined using the Black-Scholes Option Pricing Model, with an assumed risk free interest rate of 4.0% and expected price volatility of the Company’s Common Shares of 38%.

8	Income taxes

The Canadian Federal government has substantively enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011. As a result of this change the Company has reflected its future tax liabilities at the new enacted rate, resulting in the realization of a future income tax benefit of $1,103,000 during the nine months ended September 30, 2007.

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 32.12% to loss before income taxes as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Earnings (loss) before income taxes	$2,847	$2,108	$9,707	$(1,069)

Expected income tax expense
(recovery)	$914	$677	$3,118	$(343)
Tax effect of:
Change in income tax rates	(189)	-	(1,103)	(9,570)
Stock-based compensation	110	71	328	213
Foreign currency	602	-	1,152	66
Resource adjustment	-	(146)	295	(159)
Other	(3)	-	(41)	1

Actual income tax expense (recovery)	$1,434	$602	$3,749	$(9,792)

9	Subsequent Events

Common Share Offering

On November 5, 2007, the Company closed on an offering of 10,400,000 Common Shares of the Company (including an underwriter over-allotment of 400,000 Common Shares) at a price of CA$6.30 per share. Net proceeds to the Company, after agent’s commissions and estimated expenses of the offering, are expected to be CA$61,609,000 ($65,928,000).

Stock Options

During November, 2007 the Board of Directors authorized the issuance of an additional 562,000 stock options to the Company’s directors, officers and employees. The stock options have an exercise price of CA$5.81 and will vest over three years.